SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 3) 1

United American Healthcare Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90934C105
(CUSIP Number)

 Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-1339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,579
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,579 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,579
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,579 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,579
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,400 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,579
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,979 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.78% (2)
14		TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of Common Stock held by FBR, Inc., an entity which Mr. Herman has investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 268,153(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,579
EACH REPORTING	9	SOLE DISPOSITIVE POWER 268,153 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,732 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.00% (2)
14	TYPE OF REPORTING PERSON IN

(1)
This includes 216,984 shares of common stock held by the Bruce Galloway, IRA, 20,775 shares of Common Stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 2,930 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of United American Healthcare Corporation, a Michigan corporation, (the “Company”). The principal executive offices of the Company are located at 300 River Place, Ste 4950, Detroit, MI 48207.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, LP (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities.  Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, LP (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, LP (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below.  Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, LP (Cayman)	Cayman Islands limited partnership
General Partner – Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company
Managing Member – Gary L. Herman
Managing Member – Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of the general partner and holder of approximately 20% of the membership interests- Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of general partner of Strategic Turnaround Equity Partners, LP (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were purchased with working capital and personal investment capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes.
The  Reporting  Persons  purchased the Shares based on the Reporting Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the op market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  The Reporting Persons may in the future take such  actions with  respect to its  investment  in the Issuer as it deems  appropriate  including,  without  limitation,  seeking additional Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Strategic Turnaround Equity Partners, LP (Cayman) is deemed to be the direct beneficial owner of 464,579 shares of Common Stock, which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009.  Strategic Turnaround Equity Partners, LP (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 464,579 shares of Common Stock which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009. Galloway Capital Management LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 732,732 shares of Common Stock which represents approximately 9.00% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009.   Bruce Galloway is deemed to be the indirect beneficial owner of 464,579 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares. In addition, Bruce Galloway has sole voting and disposition power with respect to 268,153 shares of Common Stock.   Of the total 216,984 shares of common stock directly reported by Mr. Galloway, 20,775 shares of Common Stock are owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock are owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 29430 shares of Common Stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

Gary Herman  is deemed to be the beneficial owner of 469,979 shares of Common Stock which represents approximately 5.78% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009.   Gary Herman  is deemed to be the indirect beneficial owner of 464,579 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 5,400 shares of Common Stock.   Of the total of 5,400 shares of common stock directly reported by Mr. Herman, 4,350 shares are directly beneficially owned by Mr. Herman and 1,050 are held by FBR, Inc. of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, LP (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, LP (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, LP (Cayman).  Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

 (c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Letter to the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, LP (Cayman)

	By:	/s/ Gary Herman
May 8, 2009	Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

	By:	/s/ Bruce Galloway
May 8, 2009	Name: Bruce Galloway
Title: Managing Member

May 8, 2009	/s/ Gary L. Herman
Gary L. Herman

May 8, 2009	/s/ Bruce Galloway
Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of. United American Healthcare Corporation.   It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: May 8, 2009

Strategic Turnaround Equity Partners, LP (Cayman)

By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management, LLC the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

By: /s/ Bruce Galloway
Name: Bruce Galloway
Title:  Managing Member

/s/ Bruce Galloway
Bruce Galloway

/s/ Gary Herman
Gary Herman

EXHIBIT B

LETTER TO THE COMPANY

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

May 8, 2009

VIA EMAIL
AND OVERNIGHT MAIL

Thomas Goss, Chairman
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 48207

Dear Mr. Goss:

As you are aware, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates (“STEP”), are significant shareholders of United American Healthcare Corporation ("UAHC" or the "Company"), and have been for the past several years.

While we have been supportive of management’s efforts in the past we are extremely disappointed with the earnings which the Company announced on May 7, 2009.  The Company lost almost $3 million and appears that they are continuing to burn cash at an alarming rate.

Since last year when the company announced it was unsuccessful in obtaining new contracts for the East Grand and West Grand regions of Tennessee, contracts it had for more than 14 years, the Company has not released a plan to shareholders to preserve and increase shareholder value.  The Company has continued to burn precious cash, all this while the executives of the Company continue to receive full compensation and even performance bonuses last year, all for contributing to a decline in market capitalization and shareholder value of the Company.  In addition, last year the Board even authorized retention bonuses for these same executives, again, to the detriment of the shareholders of the Company.

Furthermore, as of May 1, 2009, on a year-over year basis the Company’s Medicare Advantage Special Needs Plan had a decline in enrollees from 859 to 647 participants.  These numbers are significantly lower than the target numbers which management led the investment public to believe could be attained.

It is our strong belief that the management of the Company has not taken the necessary steps to reduce the Company’s overhead and its cash burn.  Management’s inability to do this is leading to a loss of shareholders value by wasting the Company’s primary asset, its cash.

Furthermore, as was evident on the earnings call, other shareholders are very disturbed with the level of cash burn and the failure to reduce management salaries and explain in greater detail steps which are be taken to preserve shareholder value.

Please be advised that we insist immediately that the management formulate a plan to be articulated to the shareholders on how they are going to reduce the cash burn, including a reduction in salaries and expenses as well as a clawback on all bonuses.  The failure of the Company to undertake these steps could lead to further erosion of shareholder value.

Best regards,

Strategic Turnaround Equity Partners, LP (Cayman)
By: Galloway Capital Management, LLC (General Partner)